UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31397 / December 23, 2014

In the Matter of	)
	)
	)
BANC OF AMERICA MORTGAGE SECURITIES, INC.	)
21 North Tryon Street	)
Charlotte, NC 28255	)
	)
BANK OF AMERICA, NATIONAL ASSOCIATION	)
MERRILL LYNCH, PIERCE FENNER & SMITH INCORPORATED	)
Bank of America Tower	)
One Bryant Park	)
New York, NY 10036	)
	)
BOFA ADVISORS, LLC	)
BOFA DISTRIBUTORS, INC.	)
100 Federal Street	)
Boston, MA 02110	)
	)
KECALP INC.	)
MERRILL LYNCH VENTURES, LLC	)
135 South LaSalle Street	)
Chicago, IL 60604	)
	)
MERRILL LYNCH GLOBAL PRIVATE EQUITY, INC.	)
135 South LaSalle Street, Suite 811	)
Chicago, IL 60603	)
	)
MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC	)
4 World Financial Center	)
250 Vesey Street	)
11th Floor	)
New York, NY 10080	)
	)
(812-14390)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

BofA Advisors, LLC, BofA Distributors, Inc., KECALP Inc., Merrill Lynch Ventures, LLC, Merrill Lynch Global Private Equity, Inc. and Merrill Lynch Alternative Investments LLC (collectively, the "Applicants") and, solely for the purpose of agreeing to one of the conditions noted in the application, Bank of America, N.A. ("BANA"), Banc of America Mortgage Securities, Inc. ("BOAMS") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch," and with BANA and BOAMS, the "Respondents") filed an application on November 25, 2014 requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other company of which any of the Respondents is or hereafter becomes an affiliated person (together with Applicants and Merrill Lynch, "Covered Persons") from section 9(a) of the Act with respect to injunctions entered by the United States District Court for the Western District of North Carolina on November 25, 2014.

On November 25, 2014, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 31359) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by Banc of America Mortgage Securities, Inc., et al. (File No. 812-14390) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of injunctions, described in the application, entered by the United States District Court for the Western District of North Carolina on November 25, 2014.

By the Commission.

                                    Kevin M. O'Neill
                                    Deputy Secretary